

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

William Fung
Chief Executive Officer
AMTD International Inc.
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD International Inc.**
> **Form 20-F for the fiscal year ended Decemer 31, 2020**
> **Filed on April 28, 2021**
> **File No. 001-39006**

Dear Mr. Fung:

We have reviewed your October 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2020

Item 3D. Risk Factors
Risks Relating to Our Business and Industry
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB is unable to inspect..., page 19

1. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance